UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

 Higher One Holdings, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

42983D104

(CUSIP Number)

Benjamin F. Cirillo

 c/o Zilkha Investments, L.P.

 152 West 57th Street, 37th Fl.

 New York, NY 10019

 (212) 333-4255

With copies to:

 David W. Bernstein

K&L Gates LLP

599 Lexington Avenue

New York, NY 10022

(212) 536-4029

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 August 13, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	42983D104

1.	NAME OF REPORTING PERSONS Zilkha Partners Special Opportunities, L.P. 26-2718988
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,990,147
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,990,147
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,652,761
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.70%
14.	TYPE OF REPORTING PERSON (see instructions) OO

* This calculation is based on 47,974,711 shares of Common Stock, par value $.001 per share, outstanding as of June 30, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2015.

2

CUSIP No.	42983D104

1.	NAME OF REPORTING PERSONS Zilkha Advisers Special Opportunities, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,990,147
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,990,147
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,652,761
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.70%
14.	TYPE OF REPORTING PERSON OO

* This calculation is based on 47,974,711 shares of Common Stock, par value $.001 per share, outstanding as of June 30, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2015.

3

CUSIP No.	42983D104

1.	NAME OF REPORTING PERSONS Zilkha Partners, L.P. 56-2587420
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,553,625
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,553,625
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,652,761
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.70%
14.	TYPE OF REPORTING PERSON OO

* This calculation is based on 47,974,711 shares of Common Stock, par value $.001 per share, outstanding as of June 30, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2015.

4

CUSIP No.	42983D104

1.	NAME OF REPORTING PERSONS Zilkha Advisers, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,553,625
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,553,625
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,652,761
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.70%
14.	TYPE OF REPORTING PERSON OO

* This calculation is based on 47,974,711 shares of Common Stock, par value $.001 per share, outstanding as of June 30, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2015.

5

CUSIP No.	42983D104

1.	NAME OF REPORTING PERSONS Zilkha Venture Partners, L.P. 94-3331390
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 108,989
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 108,989
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,652,761
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.70%
14.	TYPE OF REPORTING PERSON OO

* This calculation is based on 47,974,711 shares of Common Stock, par value $.001 per share, outstanding as of June 30, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2015.

6

CUSIP No.	42983D104

1.	NAME OF REPORTING PERSONS Sciens Ventures, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 108,989
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 108,989
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,652,761
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.70%
14.	TYPE OF REPORTING PERSON OO

* This calculation is based on 47,974,711 shares of Common Stock, par value $.001 per share, outstanding as of June 30, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2015.

7

CUSIP No.	42983D104

1.	NAME OF REPORTING PERSONS Zilkha Investments, L.P. 41-2207205
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,652,761
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,652,761
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,652,761
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.70%
14.	TYPE OF REPORTING PERSON OO

* This calculation is based on 47,974,711 shares of Common Stock, par value $.001 per share, outstanding as of June 30, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2015.

8

CUSIP No.	42983D104

1.	NAME OF REPORTING PERSONS Zilkha Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,652,761
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,652,761
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,652,761
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.70%
14.	TYPE OF REPORTING PERSON OO

* This calculation is based on 47,974,711 shares of Common Stock, par value $.001 per share, outstanding as of June 30, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2015.

9

CUSIP No.	42983D104

1.	NAME OF REPORTING PERSONS Donald E. Zilkha
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,652,761
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,652,761
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,652,761
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.70%
14.	TYPE OF REPORTING PERSON IN

10

ITEM 1.	SECURITIES AND ISSUER

(a)	Name of Issuer: Higher One Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 115 Munson Street, New Haven, CT 06511

This Schedule 13D relates to the Issuer's Common Stock, $0.001 par value per share (the “Common Stock”).

Item 2.	Identity and Background

(a)

This statement is filed by the entities and individual listed below, which are collectively referred to as “Reporting Persons.” The Reporting Persons listed below which are limited partnerships are collectively referred to as “Limited Partnerships” and the Reporting Persons listed below which are the general partners of the Limited Partnerships are collectively referred to as the “General Partners.”

(i)            Zilkha Partners Special Opportunities, L.P. (“ZPSO”) and its general partner, Zilkha Advisers Special Opportunities, LLC

(ii)           Zilkha Partners, L.P. (“ZP”) and its general partner, Zilkha Advisers, LLC

(iii)          Zilkha Venture Partners, L.P. (“ZVP”) and its general partner, Sciens Ventures, LLC

(iv)          Zilkha Investments, L.P. (“ZI”) and its general partner, Zilkha Management, LLC

(v)           Donald E. Zilkha

ZI serves as investment manager to each of ZPSO, ZP and ZVP. Donald Zilkha is the managing member of each of the General Partners and, in that capacity, is in a position to determine the investment and voting decisions that will be made by Zilkha Advisers Special Opportunities, LLC, Zilkha Advisers, LLC, Sciens Ventures, LLC and Zilkha Management, LLC (together, the “General Partners”) with regard to ZPSO, ZP, ZVP and ZI (together, the “Investment Partnerships”).

(b)	The address of the principal business and principal office of each Reporting Person is: 152 West 57th Street, 37th Fl. New York, NY 10019

(c)	ZI is engaged in providing investment management services and its principal business is managing the Investment Partnerships. Each of the Investment Partnerships is a private investment partnership engaged in the purchase and sale of securities for their own accounts. The principal business of each of the General Partners is to serve as the sole general partner of one of the Investment Partnerships. Mr. Zilkha’s principal occupation is to serve as the managing member of each of the General Partners.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship is set forth in Row 4 of the cover page for each Reporting Person and is incorporated by reference for each Reporting Person.

11

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The funds for the purchase of the shares of the Common Stock came from the working capital of the Reporting Persons. No borrowed funds were used to purchase the shares of the Common Stock.

ITEM 4.	PURPOSE OF TRANSACTION

On August 22, 2014, ZPSO, ZP and ZVP, all of which are managed by Zilkha Investments, L.P. (together, “Zilkha”), filed a Schedule 13G in which they reported ownership of a total of 2,561,965 shares of common stock, par value $.001 per share, (“Common Stock”) of Higher One Holdings, Inc. (the “Company”). Since then, Zilkha has acquired an additional 2,090,796 shares of Common Stock, and at August 13, 2015, Zilkha was the beneficial owner of 4,652,761 shares of Common Stock, constituting 9.70% of the outstanding shares of Common Stock reported by the Company on its Report on Form 10-Q for the period ended June 30, 2015.

Prior to August 13, 2015, Zilkha was holding the Common Stock it owned without the purpose or effect of changing or influencing control of the Company, or in connection with or as a participant in any transaction having that purpose or effect. Because of that, Zilkha reported its ownership on Schedule 13G. On August 13, 2015, Zilkha decided that, particularly in view of the recent decline in the market price of the Common Stock, (i) Zilkha might attempt to influence the management of the Company to cause the Company to attempt to engage in an extraordinary transaction, such as a merger or reorganization involving the Company or its subsidiaries, (ii) if a proposal were made to acquire the Company or all or a substantial portion of its stock or assets, Zilkha might attempt to influence the management of the Company to accept that proposal, (iii) Zilkha might attempt to acquire all or a substantial portion of the stock of the Company that Zilkha does not already own or all or a substantial portion of its assets, or (iv) Zilkha might participate with other persons in an acquisition of all or a substantial portion of the Company’s stock or assets. Because of that decision, Zilkha is reporting its ownership on Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a), (b) The percentages of beneficial ownership in this Schedule 13D are based on the outstanding shares of Common Stock reported by the Company on its Report on Form 10-Q for the period ended June 30, 2015.

On August 17, 2015, ZPSO beneficially owns and has voting and dispositive power over 2,990,147 shares of Common Stock, representing approximately 6.23% of the outstanding shares of Common Stock. As the sole general partner of ZPSO, Zilkha Advisers Special Opportunities, LLC may be deemed to have shared control over these shares.

On August 17, 2015, ZP beneficially owns and has voting and dispositive power over 1,553,625 shares of Common Stock, representing approximately 3.24% of the outstanding shares of Common Stock. As the sole general partner of ZP, Zilkha Advisers, LLC may be deemed to have shared control over these shares.

On August 17, 2015, ZVP beneficially owns and has voting and dispositive power over 108,989 shares of Common Stock, representing approximately 0.23% of the outstanding shares of Common Stock. As the sole general partner of ZVP, Sciens Ventures, LLC may be deemed to have shared control over these shares.

In its capacity as investment manager to each of ZPSO, ZP and ZVP, ZI and Zilkha Management, LLC, its general partner, each may be deemed to control ZPSO, ZP and ZVP.

Donald Zilkha is the managing member of each of the General Partners and, in this capacity, Mr. Zilkha may be deemed to control the General Partners and the Investment Partnerships.

By virtue of the relationships disclosed in this Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended. As a member of a group, each of the Reporting Persons may be deemed to beneficially own the shares of Common Stock beneficially owned by the members of the group as a whole. Except as otherwise disclosed in this Schedule 13D, each Reporting Person expressly disclaims any beneficial ownership of shares of Common Stock beneficially owned by any other Reporting Person.

12

(c) None of the Reporting Persons has effected any transactions in any shares of Common Stock during the 60 days prior to the date of this Schedule 13D.

(d) - (e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None of the Reporting Persons has any contract, arrangement, understanding or relationship with any person with respect to the shares of Common Stock they currently own or any other securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement, dated as of August 17, 2015, among Zilkha Partners Special Opportunities, L.P., Zilkha Advisers Special Opportunities, LLC, Zilkha Partners, L.P., Zilkha Advisers, LLC, Zilkha Venture Partners, L.P., Sciens Ventures, LLC, Zilkha Investments, L.P., Zilkha Management, LLC and Donald E. Zilkha.

13

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

8/17/2015
Date

ZILKHA PARTNERS SPECIAL OPPORTUNITIES, L.P.
By:	Zilkha Advisers Special Opportunities, LLC, its General Partner

By:	/s/ Donald E. Zilkha
Donald E. Zilkha
Managing Member

ZILKHA ADVISERS SPECIAL OPPORTUNITIES, LLC

By:	/s/ Donald E. Zilkha
Donald E. Zilkha
Managing Member

ZILKHA PARTNERS, L.P.
By:	Zilkha Advisers, LLC, its General Partner

By:	/s/ Donald E. Zilkha
Donald E. Zilkha
Managing Member

ZILKHA ADVISERS, LLC

By:	/s/ Donald E. Zilkha
Donald E. Zilkha
Managing Member

ZILKHA VENTURE PARTNERS, L.P.
By:	Sciens Ventures, LLC, its General Partner

By:	/s/ Donald E. Zilkha
Donald E. Zilkha
Managing Member

SCIENS VENTURES, LLC

By:	/s/ Donald E. Zilkha
Donald E. Zilkha
Managing Member

14

ZILKHA INVESTMENTS, L.P.
By:	Zilkha Management, LLC, its General Partner

By:	/s/ Donald E. Zilkha
Donald E. Zilkha
Managing Member

ZILKHA MANAGEMENT, LLC

By:	/s/ Donald E. Zilkha
Donald E. Zilkha
Managing Member

/s/ Donald E. Zilkha
Donald E. Zilkha

15